UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2007

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

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CPFL ENERGIA S.A.
Publicly-held Company
Corporate Taxpayer’s ID (CNPJ) 02.429.144/0001-93
Corporate Registry ID (NIRE) 353.001.861-33

EXTRACT OF THE MINUTES OF THE 96th BOARD OF DIRECTORS’ MEETING
HELD ON APRIL 25, 2007

1. DATE, TIME AND PLACE: On April 25, 2007, at 11:00 am, at the headquarters of CPFL ENERGIA S.A (“CPFL Energia” or “Company”), located at Rua Gomes de Carvalho, 1510, 14º andar, conjunto 1402, in the city and state of São Paulo.

2. CALL: Meeting called pursuant to Paragraph 2 of Article 18 of the Company’s Bylaws.

3. ATTENDANCES: All the members of the Board of Directors attended the meeting. The Company’s executive officers also attended the meeting.

4. PRESIDING BOARD: Chairman - Mr. Luiz Anibal de Lima Fernandes and Secretary – Mrs.Gisélia Silva.

5. MATTERS DISCUSSED AND RESOLUTIONS TAKEN BY UNANIMOUS VOTE AND WITHOUT ANY RESTRICTIONS:

The reading of Agenda was waived, as all attending members are aware thereof, and resolved that the minutes of this meeting would be drawn up in the summary format, authorizing the right to present manifestations and disagreements which shall be filed at the Company’s headquarters and approved their publication in the extract format, omitting the Board members’ signatures.

It is also recorded that the Board members are vested in respective offices by means of signature of instrument of investiture and the statement of consent referred to by the “Novo Mercado” Listing Rules of São Paulo Stock Exchange – BOVESPA, pursuant to Article 16 of the Company’s Bylaws and that the votes of Board members appointed by controlling shareholders shall be counted pursuant to items 5.1 and 7.1 of the Shareholders’ Agreement deposited at the Company, dated 3/22/02 and further amended on 8/27/02 and 11/5/03.

(i) They elected, pursuant to paragraph 3 of Article 14 of the Company’s Bylaws, Mr. LUIZ ANIBAL DE LIMA FERNANDES, to hold the position of Chairman and Mrs. CECÍLIA MENDES GARCEZ SIQUEIRA, to hold the position of Vice-Chairman of the Board of Directors;

(ii) They took cognizance of Material Facts reported by the Company’s Chief Executive Officer;

(iii) They took cognizance of the activities of Board of Directors’ Advisory

CPFL ENERGIA S.A.
Publicly-held Company
Corporate Taxpayer’s ID (CNPJ) 02.429.144/0001-93
Corporate Registry ID (NIRE) 353.001.861-33

Committees in April 2007 and compensation criteria of the Board of Executive Officers defined by the People Management Committee;

(iv) They appointed, in accordance with the provisions of Charter of Board of Directors’ Advisory Committees, the following members of Committees and Commissions: MAGEMENT PROCESSES COMMITTEE - Messrs. Otávio Carneiro de Rezende, Ricardo Carvalho Giambroni, and Martin Roberto Glogowsky; PEOPLE MANAGEMENT COMMITTEE – Mrs. Cecília Mendes Garcez Siqueira and Messrs. Francisco Caprino Neto and Carlos Alberto Cardoso Moreira; RELATED PARTIES COMMITTEE – Mrs. Daniela Corci Cardoso and Messrs. Carlos Eduardo Reich and Arthur Prado Silva; GOVERNANCE WORK COMMISSION - Messrs. Francisco Caprino Neto, Martin Roberto Glogowsky, Wilson P. Ferreira Junior and Mrs. Cecília Mendes Garcez Siqueira; STRATEGY WORK COMMISSION - Messrs. Francisco Caprino Neto, Otávio Carneiro de Rezende, Ricardo Giambroni, Martin Roberto Glogowsky, Wilson P. Ferreira Junior and Mrs. Cecília Mendes Garcez Siqueira, FINANCIAL WORK COMMISSION - Messrs. Nelson Koichi Shimada, Arthur Prado Silva and Carlos Eduardo Reich; and BUDGET WORK COMMISSION – Mrs. Daniela Corci Cardoso and Messrs. Luiz Cláudio da Silva Barros and Carlos Eduardo Reich. The term of office of members of Committees and Commissions elected herein is one (1) year, as of this date;

(v) They approved the minutes of the 94th and 95th Company’s Board of Directors’ Meetings;

(vi) They elected, pursuant to paragraph “a” of Article 18 of the Company’s Bylaws to compose the Company’s Board of Executive Officers, with two-(2) year term of office, until the Board of Directors’ meeting to be held subsequent to the Annual General Meeting of April 2009, Messrs. WILSON P. FERREIRA JUNIOR, Brazilian citizen, married, engineer, identity card (RG) 10.500.091, issued by SSP/SP, and individual taxpayer’s register (CPF/MF) 012.217.298 -10 – CHIEF EXECUTIVE OFFICER; RENI ANTONIO DA SILVA, Brazilian citizen, married, engineer, identity card (RG) M-658.104, issued by SSP/MG, and individual taxpayer’s register (CPF/MF) 113.795.886 -34 – VICE CHIEF EXECUTIVE OFFICER OF STRATEGY AND REGULATION; JOSÉ ANTONIO DE ALMEIDA FILIPPO, Brazilian citizen, married, engineer, identity card 046.390.738, issued by IFP/RJ, and individual taxpayer’s register (CPF/MF) 750.801.417 -00 – VICE CHIEF FINANCIAL OFFICER AND INVESTOR RELATIONS OFFICER; PAULO CEZAR COELHO TAVARES, Brazilian citizen, married, engineer, identity card (RG) 880.377, issued by SSP/PE, and individual taxpayer’s register (CPF/MF) 137.829.594 -34 – VICE CHIEF EXECUTIVE OFFICER OF ENERGY MANAGEMENT; HÉLIO VIANA PEREIRA, Brazilian citizen, divorced, engineer, identity card (RG) M-175.556, issued by SSP/MG, and individual taxpayer’s register (CPF/MF) 237.109.776 -

CPFL ENERGIA S.A.
Publicly-held Company
Corporate Taxpayer’s ID (CNPJ) 02.429.144/0001-93
Corporate Registry ID (NIRE) 353.001.861-33

49 – VICE CHIEF EXECUTIVE OFFICER OF DISTRIBUTION; and MIGUEL NORMANDO ABDALLA SAAD, Brazilian citizen, divorced, engineer, identity card (RG) 4.436.215, issued by SSP/SP, and individual taxpayer’s register (CPF/MF) 668.720.148 -49 – VICE CHIEF EXECUTIVE OFFICER OF GENERATION, all of them resident and domiciled in the city of Campinas, state of São Paulo, with business address at Rodovia Campinas Mogi – Mirim, KM 2,5, CEP 1308888-900. The Officers elected herein shall be vested into their offices pursuant to the provision in Article 21 of the Company’s Bylaws and declare for the purposes of Article 35, II, of Law 8934/94 and Article 53, IV, of its regulation, the Decree 1800/96, they are not involved in any of the crimes provided for by law preventing them from performing business activities;

(vii) They recommend to representatives of CPFL Energia in the subsidiaries’ management bodies to approve the election of respective members of the Board of Directors and the Chief Executive Officer and other members of the Board of Executive Officers appointed thereby;

(viii) They approved, pursuant to paragraph “q” of Article 18 of the Company’s Bylaws and in accordance with the Resolution of the Board of Executive Officers 2007028, the capital stock reduction of the subsidiary CPFL Comercialização Cone Sul S.A. (“CPFL Cone Sul”);

(ix) They approved, pursuant to the provisions in paragraphs “q” and “r” of Article 18 of the Company’s Bylaws and pursuant to the Resolution of the Board of Executive Officers 20070028: (ix.i) the capital stock increase of the subsidiary CPFL Comercialização Brasil S.A. (“CPFL Brasil”), by means of issue of common shares and the subscription by the Company of all shares to be issued and their realization in assets representing the investment held in CPFL Cone Sul;

(x) They approved, pursuant to the provisions in paragraph “q” of Article 18 of the Company’s Bylaws and pursuant to the terms of Resolution of the Board of Executive Officers 2007029 the assumption of obligations assumed by the subsidiary Nova 4 Participações Ltda. (“Nova 4”) stemming from funds raised for the acquisition of Companhia Luz e Força Santa Cruz (“Santa Cruz”), and the assignment by Nova 4 to the Company of right to receive dividend to be paid by Santa Cruz, in consideration of an Addendum for Future Capital Increase (“AFAC”) in Nova 4;

(xi) They approved, pursuant to paragraph “q” of Article 18 of the Company’s Bylaws and pursuant to the terms of Resolution of the Board of Executive Officers 2007030, the capital stock reduction of subsidiary CPFL Serra Ltda. (“CPFL Serra”); and

CPFL ENERGIA S.A.
Publicly-held Company
Corporate Taxpayer’s ID (CNPJ) 02.429.144/0001-93
Corporate Registry ID (NIRE) 353.001.861-33

(xii) They recommended to the Company’s representatives in the General Meeting of Santa Cruz the affirmative vote to the approval of Board of Executive Officers’ proposal of amending and ratifying its Bylaws.

6. CLOSURE: Nothing else to be discussed, the meeting was adjourned to draw up these minutes, which were read, approved and signed by attending Board members and by the Secretary. (signed) Luiz Anibal de Lima Fernandes (Chairman), Cecília Mendes Garcez Siqueira, Francisco Caprino Neto, Otávio Carneiro de Rezende, Milton Luciano dos Santos, Martin Roberto Glogowsky, Ana Dolores Moura Carneiro de Novaes and Gisélia Silva (Secretary).

São Paulo, April 25, 2007.

This present instrument is a free English translation of the Extract of the Minutes drawn up in the Company’s records.

Gisélia Silva
Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 24, 2007

CPFL ENERGIA S.A.

By:	/S/ JOSÉ ANTONIO DE ALMEIDA FILIPPO
Name: Title:	José Antonio de Almeida Filippo Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.